Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Amendment No.3 to the Registration Statement on Form S-1 of our report dated March 19, 2021, except for Note 6 Stockholder’s Equity – Recapitalization, as to which the date is June 21, 2021, relating the financial statements of LF Capital Acquisition Corp. II as of March 5, 2021 and for the period from February 19, 2021 (inception) through March 5, 2021. Our report includes an explanatory paragraph about the existence of substantial doubt concerning the Company’s ability to continue as a going concern. We also consent to the reference to our Firm under the caption “Experts” in the above noted Registration Statement.

/s/ Citrin Cooperman & Company, LLP

Livingston, New Jersey

September 29, 2021